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Exhibit 12.1

CLOUD PEAK RESOURCES LLC AND SUBSIDIARIES

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES(1)

(in thousands, except ratio data)

						Six months ended June 30
	2009	2008	2007	2006	2005	2010
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$249,340	$109,140	$69,377	$53,689	$51,780	$106,132
Fixed charges	22,038	27,366	43,325	44,152	33,005	36,829
Amortization of capitalized interest	1,363	1,342	1,244	934	433	684
Distributions of income from equity investments	4,000	4,750	—	—	—	—
Capitalized interest	(15,484)	(6,558)	(1,802)	(5,013)	(6,014)	(11,917)

Adjusted income from continuing operations before income tax provision	$261,257	$136,040	$112,145	$93,762	$79,204	$131,728

Fixed charges:
Interest expense	$5,992	$20,376	$40,930	$38,785	$26,771	$24,782
Capitalized interest	15,484	6,558	1,802	5,013	6,014	11,917
Interest within rental expense	562	432	593	354	220	130

Total fixed charges	$22,038	$27,366	$43,325	$44,152	$33,005	$36,829

Ratio of earnings to fixed charges	11.9	5.0	2.6	2.1	2.4	3.6

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.

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  Exhibit 12.1
CLOUD PEAK RESOURCES LLC AND SUBSIDIARIES COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES(1) (in thousands, except ratio data)